Cadence is an AI-native nutrition platform designed to help active women perform at their best.

01 | Baseline
Our model combines data from at-home diagnostic tests and wearables to establish a baseline and identify patters in nutrition needs relative to activity.

02 | Gameplan
We deliver a dynamic nutrition gameplan, which continuously learns what works for you and continuously updates as we have new information.

03 | Insights
Multi-modal tracking, including image, voice, and sentiment data, powers tailored predictive insights into energy & recovery to improve performance, and fit seamlessly into a user's life.



INVEST IN **CADENCE**

Personalized nutrition and wellness platform for active women

findmycadence.com   Los Angeles, CA

Highlights

1 Seasoned female founders, who've collectively built and launched 20+ products and ventures

2 Advisory board with leading sports dietitians and elite female athletes



3. DTC pilot filled in 72 hrs with 2x waitlist; 80% said Cadence helped them feel in control

4. Pilots validated demand across both elite athletes and active everyday women

5. Pro team used Cadence across pre-season training; saw consistent improvements in energy

6. Over 200+ active women joined our waitlist in under 2 weeks, validating strong product-market fit an

Featured Investor



Chris Wu in
Invested **$20,000** ⓘ

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Syndicate Lead
Impact Investor at Builders Vision

"I'm proud to support Cadence, a game-changing wellness platform designed specifically for female athletes. By harnessing real data from your own body, Cadence empowers women to optimize their performance, recovery, and overall well-being like never before. This is the future of sports science—built for women, by women, and designed to help athletes achieve their peak performance. I've known Claire, Cadence's CEO, for over five years and have been incredibly impressed by her vision, determination, and the tremendous progress she's made in building this company. She is a high-potential startup leader, combining deep expertise with an unwavering commitment to solving a problem she and her co-founders have experienced firsthand. That authenticity and lived experience resonate deeply with me—it's clear that Cadence is built not just with data and innovation, but with real insight into what female athletes need to perform at their best."

Our Team



Claire Marsh Cofounder and CEO



Claire Marsh Cofounder and CEO

Ex-Technical Product leader @ BCG Digital Ventures, Up.Labs and Kiva.org. Co-founder of Empowered.org. MBA + MS in Design Innovation / Engineering at Northwestern. Collegiate Field Hockey. Lifelong soccer player. Current runner, yogi and HIIT enthusiast.



Lila Cohn Cofounder and Ops/GTM

Ex-Validation Lead at Menlo Labs and User Research & Strategy at BCG Digital Ventures. MS in Integrated Product Design @ UPenn. Former soccer player; current runner and mom to 2 toddlers.



Lindsay Bralower Product

Product @ Toast, BCG X and TheRealReal. Venture @ CAV Angels, Create Venture Studio and ThredUP. Ex-Deloitte. Founder of Standout Skiwear. MBA @ UVA Darden. Former D1 Squash player, current skiier and runner.



Becca Glass Design and Brand

Experience Design @ BCG X and Red Hat. B.S. in Cognitive Brain Science at Tufts. Former D3 Triple Jumper and competitive dancer. Yoga instructor.

Introducing Cadence: The Future of Female Performance

The Problem: A Broken System for Active Women

Let's face it: the world of fitness and nutrition isn't built for women.

We deserve tools that empower us to thrive—yet we're met with weight-

loss trackers or generic, (male-focused) performance advice. The result: **70% of female athletes are undernourished,** leading to energy deficiency, hormonal disruption, bone density loss, and a higher risk of injury.

And it's no wonder: **the vast majority of sports science research isn't conducted on women**, leaving her in the dark about what actually works for HER bodies.

We deserve better.


THE PROBLEM
Active women
are chronically undernourished
Up to 70% of female athletes are undernourished, leading to depleted energy, hormone disruption, decreased bone density, and higher risk for injury.

Source: **womensperformance.com**

Meet Cadence – Nutrition Designed for Performance

We're done with generic tracking apps and one-size-fits-all advice that doesn't understand women's bodies. Cadence uses cutting-edge biomarker testing, wearable data, and AI to create personalized nutrition plans that work for YOU, with tailored insights that help you

feel stronger, recover faster, and stay in the game longer throughout your life. From former athletes adjusting post-college to moms balancing it all and women navigating menopause, Cadence evolves with you through life's transitions, not just your next workout.



We're a nutrition platform built specifically for active women. Whether you're crushing a morning run, training for your next marathon, or squeezing in a HIIT class between work and parent-teacher conferences, Cadence helps you fuel for performance.

Here's how it works:

1. **Baseline:** At-home diagnostics + wearable data build a complete health profile.

2. **Gameplan:** A personalized nutrition roadmap tailored to your performance goals.

3. **Insights:** Day-to-day guidance based on real-time activity and trends.


MEET CADENCE
Cadence is an AI-native nutrition platform designed to help active women perform at their best.
01 | Baseline
Our model combines data from at-home diagnostic tests and wearables to establish a baseline and identify patters in nutrition needs relative to activity.
02 | Gameplan
We deliver a dynamic nutrition gameplan, which continuously learns what works for you and continuously updates as we have new information.
03 | Insights
Multi-modal tracking, including image, voice, and sentiment data, powers tailored predictive insights into energy & recovery to improve performance, and fit seamlessly into a user's life.
What does performance mean to you?
Fill in the blank! I want to...
Feel strong in my workouts
Hit a personal best
Maintain my energy through the day
Show up for myself
Build healthy habits
Listen to my body
Build a healthy relationship with food
Win my race / competition
Something else
CONTINUE
More
What does toda look like?
You can change these later!
Evening Lift
2x Workout
Cross Train
Shopping
Brunching
High Stress
WFH
Eating Out
Traveling
PERSONALIZE
NEXT
MONDAY 3.24
Today's focus is carb timing.
Energy 2/4
Rise & Shine 6:30am
Peloton Ride 7:45am
Gameplan
Menus
Check-In
Library
Insights

Why Cadence Is Different

Cadence isn't a diet app—it's a performance system, built for women and powered by data from their bodies.

- **Precision Fueling for Women's Bodies:** We use wearables, biomarkers, and self-reported data to personalize nutrition around energy, hormones, and recovery.
- **AI-Powered, Expert-Informed:** Our recommendations are trained on insights from top sports dietitians—not generic nutrition data.
- **Designed for Behavior, Not Just Advice:** We track how women feel, recover, and respond in real time—adapting insights based on actual adherence and needs.
- **Expanding Into Whole-Person Performance** *(coming soon)*: We're

adding stress, sleep, and emotional data to support holistic training, not just fueling.

- **Building the Largest Female Performance Dataset:** Our proprietary dataset will unlock new research on how women fuel, train, and recover—closing a critical gap in sports science.



COMPETITIVE LANDSCAPE
No solution today fully delivers dynamic, performance-based nutrition built for women's bodies—Cadence does
EXISTING SOLUTIONS
THE CADENCE DIFFERENCE
Designed primarily for the male body
hexis
Fuelin
Designed specifically for the female body
Weight loss, hormone-only, or metabolic-health focused
zoe
nutrisense
Allara
LEVELS
NOOM
Performance-focused
Burdensome and obsessive nutrition tracking
myfitnesspal
InsideTracker
Cronometer
everfit
Passive tracking through multi-modal engagement (text, voice, photo)
1:1 general one-size-fits most nutritionists
Nourish
Fay
Democratized access to hyper-personalized advice

What Are Early Athletes Saying?

Throughout our first 2 pilots we ran, athletes have expressed how much they've appreciated Cadence over the other alternatives out there.

- Nutrition plans feel **truly personalized and reduce decision fatigue**.
- Cadence is described as **more human, supportive,** and tailored than typical apps.
- Athletes report **better energy, faster recovery,** and improved

- Athletes report better energy, faster recovery, and improved mindfulness around food.
- Passive check-ins (via text or photo) are appreciated — **low-friction and easy to integrate.**
- The majority have expressed a willingness to pay between **$50-250/mo**



What our athletes are saying

On a scale of 1 to 5, this has been a 5. It's been amazing. I really love the weekly plan updates and they are really taking into consideration the individual nuances of my schedule, life and energy."

- Linda, 60

Since using Cadence, **I've noticed I have sustained energy throughout the day**. I'm also able to recover faster post-long runs which was always a challenge for me."

- Christina, 28

"**Cadence feels like a friend** that helps me be more intentional about my food choices and how I'm feeling in my body. **I've tried a ton of nutrition trackers** but so many of them feel like they were designed for male body builders or obsessing over macros. **Cadence is more approachable and lets me focus on eating good meals and knowing how those meals will help me throughout the day.**"

- Sam, 36

Why Now? The Market Is Ready

Women are already spending billions on personalized health solutions—despite a glaring lack of tailored options.

- $14.6B on personalized nutrition and supplements annually, growing at 15.5% CAGR.

- $8.5B on health and fitness coaching and $6.2B on fitness apps.

Cadence meets this demand.



MARKET SIZE
Women are spending a lot to address this challenge, despite a market of solutions that aren't designed for them.
(80% of sports science research is focused on men)
PERSONALIZED NUTRITION & SUPPLEMENTS
$14.6B
TAM in 2022 with a 15.5% CAGR 2023-2030
HEALTH & FITNESS COACHING
$8.5B
TAM in 2022 with a 6.8% CAGR 2023-2030
FITNESS & NUTRITION APPS
$6.2B
TAM in 2022 with a 20.4% CAGR 2023-2030

How Cadence Reaches Her: Where Performance Meets Trust

Cadence isn't just showing up in an app store. We're showing up **in the communities where women already train, recover, and push themselves.**

Through a DTC-first strategy anchored in trusted performance communities, we're scaling

acquisition by embedding Cadence into real-world environments where women seek guidance and support.

Our near-term reach spans 23M+ active women, including:

- Rec league athletes and running clubs

- Boutique fitness enthusiasts
- Personal trainers, coaches, and class instructors
- Physical therapists, RDs, and OB-GYNs focused on performance health
- Women-led wellness groups navigating hormonal transitions, postpartum, or competitive goals

These identity-led channels help us drive **cost-efficient, high-trust acquisition** — through studio partnerships, instructor-led content, and referral ecosystems where Cadence becomes part of the performance conversation.

And as we grow, we'll expand into **institutional partnerships** with colleges, elite teams, and high-performance clubs—reaching **4M+ competitive athletes** through scalable licensing models.

Cadence unlocks a powerful opportunity by serving a large market of women already seeking smarter performance support—while building toward a B2B layer that serves competitive athletes and teams. Together, this creates an $18.6B market we're uniquely positioned to lead.


MARKET OPPORTUNITY - BOTTOMS UP
PERFORMANCE-FOCUSED ACTIVE WOMEN (DTC)
23M+
Assuming $50/mo subscription
$13.8B ARR
+
$18.6B
Annual TAM
B2B COMPETITIVE ATHLETES
4M+
Assuming $100/athlete/mo license
$4.8B ARR

1% DTC capture rate
$138M ARR
5% DTC capture rate + 1% B2B
$738M ARR
10% DTC capture rate + 5% B2B
$1.6B ARR

Future projections are not guaranteed.

Team: Tech Builders, Athletes, Female Health and Nutrition Experts

We're women building for women. Our team blends expertise in product design, technology, and performance nutrition. Backed by an advisory board of doctors, athletes, and leading sports dietitians, we're here to close the female performance gap.



OUR TEAM
WOMEN BUILDING FOR WOMEN
We are a multidisciplinary team of tech builders and athletes, complemented by an advisory board of women's health experts, doctors, and female athlete nutritionists.
ABOUT US
Product, design, and strategy leadership across startups, agencies, non-profits, corporate innovation, and venture
Proven track record working together
Collectively built 20+ ventures and products in a variety of industries
FOUNDING TEAM
Claire Marsh
Co-Founder, CEO
Lila Cohn
Co-Founder, Ops + GTM
Lindsay Bralower
Product
Becca Glass
Design and Brand
OUR ADVISORS
Gabby Barreto
MS, RD, CDN CSSD
Women in Motion Nutrition
Kim McDevitt
MPH, RD
Sports & Perinatal Nutrition Consulting
Kayla Bushey
Elite Track & Field Athlete and Coach
Meryl Davis
Figure Skater & Olympic Gold Medalist
Geena Urango
Professional Beach Volleyball Athlete
Erin Mellano, MD
OB-GYN, Urogynecologist
Georgia Cavanaugh
Women's Health VC Investor
SteelSky Ventures

How We'll Use Your Investment

We're raising $250K of our $1.5M raise through this community round to build and launch our launch our Cadence Beta in 2025 and get us to revenue by end of summer. Your investment will:

- Fund development of MVP and pilot programs

- Refine the product through in-market testing

- Test GTM distribution partnerships and strategies

Join the Movement. Invest in Cadence.

By investing in Cadence, you're not just funding an app—you're fueling a movement to empower women everywhere. We're doing this community round because we wanted hundreds of women and their supporters alike to join in on this movement. Together, we can close the female performance gap for good.

Don't just watch history get made. Be part of it.

